082-00051

07021365

TransCanada
In business to deliver

TransCanada PipeLines Tower
450 - 1st Street S.W.
Calgary, Alberta T2P 5H1

tel (403) 920-7679
fax (403) 920-2467
email lilian_ceri@transcanada.com

February 15, 2007

Securities and Exchange Commission
Room 1004
450 Fifth Street N.W.
Washington, D.C. 20549-1004
U.S.A.

SUPPL

Attention: Filing Desk, Stop 1-4

Dear Sirs:

Re: News Release for TC PipeLines, LP

Please find enclosed a news release issued by TC PipeLines, LP in the United States via CCN Matthews on February 15, 2007. This press release is to be placed in the Company's public file.

"TC PipeLines, LP Announces 2006 Fourth Quarter Results"

Please do not hesitate to contact the undersigned if you have any questions in connection with this matter.

Yours truly,

Lilian Ceri

Lilian Ceri
Legal Assistant,
Corporate Secretarial

/lc
Enclosure

PROCESSED
MAR 0 2 2007
THOMSON
FINANCIAL

TC PipeLines, LP

NewsRelease

TC PipeLines, LP Announces 2006 Fourth Quarter Results

CALGARY, Alberta – February 15, 2007 – (Nasdaq: TCLP) – TC PipeLines, LP (the Partnership) today reported fourth quarter 2006 net income of $11.3 million or $0.60 per common unit (all amounts in U.S. dollars) compared to $12.3 million or $0.65 per common unit for the same period last year. The decrease in net income is primarily due to increased financial charges on higher outstanding debt balances and lower earnings from Tuscarora Gas Transmission Company (Tuscarora), partially offset by the net positive impact resulting from the additional 20 per cent general partner interest in Northern Border Pipeline Company (Northern Border Pipeline).

In the fourth quarter of 2006, the Partnership received cash distributions from its investments of $25.8 million, of which $9.7 million relates to the additional interest in Northern Border Pipeline. The total cash distributions of $25.8 million received in the fourth quarter of 2006 represent a $6.7 million increase compared to the same quarter last year. The Partnership incurred financing and other costs of $6.6 million in the fourth quarter of 2006 compared to $0.7 million in the same period last year. The total cash distributions from Northern Border Pipeline and Tuscarora net of Partnership costs increased $0.8 million to $19.2 million in fourth quarter 2006 from $18.4 million in fourth quarter 2005.

For the year ended December 31, 2006, the Partnership received cash distributions from its investments of $88.1 million, of which $26.7 million relates to the additional interest in Northern Border Pipeline. The total cash distributions of $88.1 million received in 2006 represent an $18.9 million increase compared to the same period last year. The Partnership incurred financing and other costs of $18.2 million in 2006 compared to $3.0 million in 2005. The total cash distributions from Northern Border Pipeline and Tuscarora net of Partnership costs increased $3.7 million to $69.9 million in 2006 from $66.2 million in 2005.

"The increased total cash distributions received and Partnership's cash distributions received net of Partnership costs in the quarter are a direct result of the increased ownership of Northern Border Pipeline," said Russ Girling, CEO and Chairman of TC PipeLines GP, Inc. "We are pleased we were able to make three acquisition announcements in 2006 that will all contribute significant additional cash distributions to the Partnership. We look forward to 2007."

Financial Highlights

(unaudited)	Three months ended December 31		Twelve months ended December 31	
(millions of dollars except per unit amounts)	**2006**	2005	**2006**	2005
Net income	**11.3**	12.3	**44.7**	50.2
Per common unit [(1)]	**$0.60**	$0.65	**$2.39**	$2.70
Cash distributions paid	**11.3**	10.8	**43.5**	43.0
Cash distributions declared per unit [(2)]	**$0.60**	$0.575	**$2.35**	$2.30
Units outstanding (millions)	**17.5**	17.5	**17.5**	17.5

[(1)] Net income per common unit is computed by dividing net income, after deduction of the general partner's allocation, by the number of common units outstanding. The general partner's allocation is computed based upon the general partner's two per cent interest plus an amount equal to incentive distributions.

[(2)] The Partnership's 2006 fourth quarter cash distribution will be paid on February 14, 2007 to unitholders of record as of January 31, 2007.

Recent Developments

On December 19, 2006 the Partnership acquired an additional 49 per cent general partnership interest in Tuscarora from Sierra Pacific Resources for approximately $100 million, with the option to purchase Sierra Pacific Resources' remaining one per cent interest in Tuscarora in approximately one year. The Partnership has also indirectly assumed $37 million of Tuscarora debt and now owns or controls 99 per cent of Tuscarora. TransCanada Corporation, the parent company of the Partnership's general partner, TC PipeLines GP, Inc., indirectly holds the remaining one per cent ownership interest. Additionally, a TransCanada subsidiary became the operator of Tuscarora, which was previously operated by an affiliate of Sierra Pacific Resources.

On December 22, 2006 the Partnership announced plans to more than double its interstate natural gas pipeline assets with the acquisition of a 46.45 per cent interest in Great Lakes Gas Transmission Limited Partnership (Great Lakes) from El Paso Corporation. The total purchase price is $962 million, subject to certain closing adjustments, and includes the indirect assumption of approximately $212 million of debt. A subsidiary of TransCanada will also become the operator of Great Lakes. This acquisition is expected to close by the end of the first quarter, pending customary transaction closing conditions.

On February 13, 2007 the Partnership amended and restated its existing senior revolving credit facility, which increased the amount available under the facility from $410 million to $950 million. The facility includes a $700 million senior term loan and a $250 million senior revolving credit facility. The proceeds of the facility will provide for working capital and general corporate purposes including the purchase of 46.45 per cent interest in Great Lakes Gas Transmission. The facility matures on December 12, 2011.

Net Income

Fourth Quarter 2006

The Partnership reported fourth quarter 2006 net income of $11.3 million or $0.60 per unit, a decrease of $1.0 million compared to $12.3 million or $0.65 per unit for the same quarter last year.

Equity income from Northern Border Pipeline was $16.5 million in the fourth quarter of 2006, an increase of $5.5 million, compared to $11.0 million for the same period last year. The

increase in equity income was primarily due to the additional 20 per cent general partner interest which provided an incremental $6.5 million in equity income for the fourth quarter; however, Northern Border Pipeline's net income for the fourth quarter of 2006 was $3.2 million lower (approximately $1.0 million reduction to the Partnership's net income) when compared to the same period last year. The reduction in Northern Border Pipeline's net income for the fourth quarter is primarily due to increased operations and maintenance expenses.

Equity income from Tuscarora was $1.0 million in the fourth quarter of 2006, a decrease of $1.0 million, compared to $2.0 million for the same period last year. With the acquisition of an additional 49 per cent general partner interest in Tuscarora on December 19, 2006, the Partnership now consolidates its interest in Tuscarora. The $0.4 million impact of earnings for the last twelve days of 2006 together with the $1.0 million of equity earnings for the fourth quarter of 2006 up to December 19 resulted in total net income from Tuscarora of $1.4 million, which was $0.6 million lower compared to the fourth quarter of 2005. The decrease in net income from Tuscarora was primarily due to lower net revenues resulting from settlement rates effective June 1, 2006.

The Partnership reported transmission revenues of $0.9 million and depreciation expense of $0.2 million for the three months ended December 31, 2006 related to the Tuscarora operations for the last twelve days of 2006.

The Partnership's operations, maintenance and administrative expenses of $0.9 million in the fourth quarter of 2006, increased $0.4 million compared to $0.5 million for the same period in 2005. The increase was primarily due to increased legal and accounting costs. Financial charges were $6.0 million in the fourth quarter of 2006, an increase of $5.8 million, compared to $0.2 million for the same period last year due to higher average debt outstanding. The higher average debt outstanding was the result of additional financing in 2006 for acquisitions. Approximately $0.1 million of operations, maintenance and administrative expenses and $0.2 million of financial charges relate to Tuscarora operations for the last twelve days in December.

Year Ended December 31, 2006

The Partnership reported net income of $44.7 million or $2.39 per unit for the year ended December 31, 2006, a decrease of $5.5 million compared to $50.2 million or $2.70 per unit for 2005.

Equity income from Northern Border Pipeline was $56.6 million for the year ended December 31, 2006, an increase of $10.9 million compared to $45.7 million in 2005. The increase in equity income was due to the additional 20 per cent general partner interest which provided an incremental $17.6 million in equity income; however, Northern Border Pipeline's net income for 2006 was $22.4 million lower (approximately $6.7 million reduction in equity income to the Partnership) when compared to the same period last year. The reduction in Northern Border Pipeline's net income is primarily due to decreased net operating revenues and increased operations and maintenance expenses. The decrease in net operating revenues of Northern Border Pipeline is mainly due to a one-time increase in revenues in the third quarter of 2005 of $9.4 million due to the recognition of the sale of its bankruptcy claims against Enron and Enron North America. The increased operations and maintenance expenses of Northern Border Pipeline as compared to last year is due to increased general and administrative expenses.

Equity income from Tuscarora was $5.9 million for the year ended December 31, 2006, a decrease of $1.6 million, compared to $7.5 million for the same period last year. With the acquisition of an additional 49 per cent general partner interest in Tuscarora on December 19,

2006, the Partnership now consolidates its interest in Tuscarora. The $0.4 million of earnings for the last twelve days of 2006 together with the $5.9 million of equity earnings up to December 19 resulted in total net income from Tuscarora of $6.3 million. This amount was $1.2 million lower than the twelve months ended December 31, 2005 primarily due to lower net revenues resulting from settlement rates effective June 1, 2006. Financial charges were $15.8 million for the year ended December 31, 2006, an increase of $14.8 million, compared to $1.0 million for the same period last year due to higher average debt outstanding. The higher average debt outstanding was the result of additional financing in 2006 for acquisitions.

Cash Flow

Cash Distributions Received [a]

(unaudited)	Three months ended December 31		Twelve months ended December 31	
(millions of U.S. dollars)	**2006**	2005	**2006**	2005
Cash distributions from original 30% general partner interest in Northern Border Pipeline	**14.6**	17.1	**53.7**	60.9
Cash distributions from original 49% general partner interest in Tuscarora	**1.5**	2.0	**7.7**	8.3
	16.1	19.1	**61.4**	69.2
Increase in cash distributions due to 2006 acquisitions[b]	**9.7**	-	**26.7**	-
Total cash distributions received[a]	**25.8**	19.1	**88.1**	69.2

Fourth Quarter 2006

The Partnership received cash distributions from Northern Border Pipeline and Tuscarora in the fourth quarter of 2006 of $25.8 million, an increase of $6.7 million, compared to $19.1 million for the same period last year. The acquisition of the additional 20 per cent general partner interest in Northern Border Pipeline contributed $9.7 million to cash distributions received. Cash distributions received in the quarter are based on the respective financial results of Northern Border Pipeline and Tuscarora.

Distributions from Northern Border Pipeline decreased in the fourth quarter of 2006 compared to the same period last year, resulting in a $2.5 million decrease in distributions received from the original 30 per cent general partner interest. The 2005 distributions were

---

[a] Reconciliation of non-GAAP financial measure: Total cash distributions received is a non-GAAP financial measure which is the sum of equity income from investment in Northern Border Pipeline, equity income from investment in Tuscarora, return of capital from Northern Border Pipeline and return of capital from Tuscarora. It is provided as a supplement to results reported in accordance with GAAP. Management believes that this is an important measure to assist the Partnership's investors in evaluating the Partnership's business performance.

(unaudited)	Three months ended December 31		Twelve months ended December 31	
(millions of U.S. dollars)	**2006**	2005	**2006**	2005
Equity income from investment in Northern Border Pipeline	**16.5**	11.0	**56.6**	45.7
Equity income from investment in Tuscarora	**1.0**	2.0	**5.9**	7.5
Return of capital from Northern Border Pipeline	**7.8**	6.1	**23.8**	15.2
Return of capital from Tuscarora	**0.5**	-	**1.8**	0.8
Total cash distributions received	**25.8**	19.1	**88.1**	69.2

[b] 2006 acquisitions include a 20% general partner interest in Northern Border Pipeline on April 6th and a 49% general partner interest in Tuscarora on December 19th.

greater because of Northern Border Pipeline's $9.4 million gain on the sale of its unsecured bankruptcy claims for transportation contracts and associated guarantees held against Enron Corp. and Enron North America Corp.

Distributions from Tuscarora decreased in the fourth quarter of 2006 compared to the same period last year, resulting in a $0.5 million decrease in distributions received from the original 49 per cent general partner interest. This decrease is primarily due to lower net revenues resulting from new settlement rates effective June 1, 2006.

The Partnership paid $11.3 million of cash distributions to unitholders and its general partner in the fourth quarter of 2006, an increase of $0.5 million compared to $10.8 million for the same period of 2005. This cash distribution represents a payment of $0.60 per common unit.

The Partnership paid $97.2 million, net of cash acquired, in the three months ended December 31, 2006 for its acquisition of an additional 49 per cent general partner interest in Tuscarora which closed on December 19, 2006. To finance the acquisition, the Partnership borrowed $100 million under a term credit facility. In addition, the Partnership repaid $307 million of the outstanding balance on its bridge loan credit facility, by drawing $297 million on term and revolving credit facilities and using $10 million of cash on hand. Tuscarora repaid $2.4 million of the outstanding balance on its senior secured notes during the last twelve days in December.

Year Ended December 31, 2006

Total cash distributions received from its investments in Northern Border Pipeline and Tuscarora for the year ended December 31, 2006 were $88.1 million, an increase of $18.9 million, compared to $69.2 million for the same period last year. Acquisition of the additional 20 per cent general partner interest in Northern Border Pipeline contributed $26.7 million.

Distributions from Northern Border Pipeline decreased in 2006 compared to 2005, resulting in a $7.2 million reduction in distributions received by the Partnership for its original 30 per cent general partner interest. Distributions made by Northern Border Pipeline were higher in 2005 due to higher revenues and the recognition of $9.4 million for the sale of its unsecured bankruptcy claims for transportation contracts and associated guarantees held against Enron Corp. and Enron North America Corp. The Partnership's then 30 per cent interest in this additional revenue was $2.8 million.

Distributions from Tuscarora decreased in 2006 compared to 2005, resulting in a $0.6 million reduction in distributions received by the Partnership for its original 49 per cent general partner interest. This decrease is primarily due to lower net revenues resulting from settlement rates effective June 1, 2006.

The Partnership paid $43.5 million of cash distributions to unitholders and its general partner in 2006, an increase of $0.5 million compared to $43.0 million for 2005.

The Partnership paid $311.1 million and $97.2 million in the year ended December 31, 2006, for the acquisitions of an additional 20 per cent general partner interest in Northern Border Pipeline and an additional 49 per cent general partner interest in Tuscarora, respectively. To finance these acquisitions, the Partnership borrowed a net $383.5 million from bridge, term and revolving credit facilities. Tuscarora repaid $2.4 million of the outstanding balance on its senior secured notes between December 19 and December 31, 2006.

Conference Call

The Partnership will hold a conference call Thursday, February 15, 2007 at 12 p.m. (Eastern) to discuss the fourth quarter 2006 financial results and general developments and issues concerning the Partnership. Those interested in listening to the call may dial (866) 898-9626. A replay of the conference call will also be available two hours after the call and until midnight (Eastern), Thursday, February 22, 2007, by dialing (800) 408-3053, then entering passcode 3211101.

A live webcast of the conference call will also be available through the Partnership's website at www.tcpipelineslp.com. An audio replay of the call will be available on the website.

TC PipeLines, LP is a publicly traded limited partnership. Pending the closing of the acquisition of a 46.45 per cent interest in Great Lakes Gas Transmission Limited Partnership announced December 22, 2006, TC PipeLines, LP will have interests in more than 3,600 miles of federally regulated U.S. interstate natural gas pipelines including Northern Border Pipeline Company (50 per cent ownership) and Tuscarora Gas Transmission Company (99 per cent owned or controlled). The 1,249-mile Northern Border Pipeline transports natural gas from the Montana-Saskatchewan border to markets in the midwestern United States. Tuscarora owns a 240-mile pipeline system that transports natural gas from Oregon where it interconnects to TransCanada's Gas Transmission Northwest System. Great Lakes is a 2,115-mile pipeline serving markets in Minnesota, Wisconsin, Michigan and eastern Canada. TC PipeLines, LP is managed by its general partner, TC PipeLines GP, Inc., an indirect wholly owned subsidiary of TransCanada Corporation. TC PipeLines GP, Inc., also holds common units of the Partnership. Common units of TC PipeLines, LP are quoted on the NASDAQ Stock Market and trade under the symbol "TCLP." For more information about TC PipeLines, LP, visit the Partnership's website at www.tcpipelineslp.com.

Cautionary Statement Regarding Forward-Looking Information

This news release may include forward-looking statements regarding future events and the future financial performance of TC PipeLines, LP. Words such as "believes," "expects," "intends," "forecasts," "projects," and similar expressions identify forward-looking statements. All forward-looking statements are based on the Partnership's current beliefs as well as assumptions made by and information currently available to the Partnership. These statements reflect the Partnership's current views with respect to future events. The Partnership assumes no obligation to update any such forward-looking statement to reflect events or circumstances occurring after the date hereof. Important factors that could cause actual results to materially differ from the Partnership's current expectations include the ability to close the Great Lakes acquisition, regulatory decisions, particularly those of the Federal Energy Regulatory Commission and the Securities and Exchange Commission, the ability of Northern Border Pipeline to recontract its available capacity at maximum rates, operational decisions of Northern Border Pipeline's operator, the failure of a shipper on either one of the Partnership's pipelines to perform its contractual obligations, cost of acquisitions, future demand for natural gas, overcapacity in the industry, and other risks inherent in the transportation of natural gas as discussed in the Partnership's filings with the Securities and Exchange Commission, including the Partnership's Annual Report on Form 10-K for the year ended December 31, 2005 and subsequent quarterly reports on Form 10-Q.

- 30 –

Media Inquiries:	Shela Shapiro	(403) 920-7859 (800) 608-7859
Unitholder and Analyst Inquiries:	Myles Dougan	(877) 290-2772 investor_relations@tcpipelineslp.com

TC PipeLines, LP
Financial Highlights

Statement of Income

(unaudited) (millions of U.S. dollars except per unit amounts)	Three months ended December 31 2006	Three months ended December 31 2005	Twelve months ended December 31 2006	Twelve months ended December 31 2005
Equity income from investment in Northern Border Pipeline [1]	**16.5**	11.0	**56.6**	45.7
Equity income from investment in Tuscarora [2]	**1.0**	2.0	**5.9**	7.5
Transmission revenues	**0.9**	-	**0.9**	-
Operations, maintenance and administrative expenses	**(0.9)**	(0.5)	**(2.7)**	(2.0)
Depreciation	**(0.2)**	-	**(0.2)**	-
Financial charges, net and other	**(6.0)**	(0.2)	**(15.8)**	(1.0)
Net income	**11.3**	12.3	**44.7**	50.2
Net income per common unit [3]	**$0.60**	$0.65	**$2.39**	$2.70

Balance Sheet

(unaudited) (millions of U.S. dollars)	December 31, 2006	December 31, 2005
ASSETS		
Cash and short-term investments	**4.0**	2.3
Accounts receivable and other	**2.5**	-
Investment in Northern Border Pipeline [1]	**561.2**	274.5
Investment in Tuscarora [2]	**-**	38.9
Plant, property and equipment	**127.0**	-
Goodwill	**79.2**	-
Other assets	**3.9**	-
	777.8	315.7
LIABILITIES AND PARTNERS' EQUITY		
Accounts payable	**3.3**	0.5
Accrued interest	**1.3**	0.1
Current portion of long-term debt	**4.7**	13.5
Long-term debt	**463.4**	-
Non-controlling interests	**1.2**	-
Partners' equity	**303.9**	301.6
	777.8	315.7

Statement of Cash Flows

(unaudited) (millions of U.S. dollars)	Three months ended December 31 2006	2005	Twelve months ended December 31 2006	2005
Cash Generated From Operations				
Net income	**11.3**	12.3	**44.7**	50.2
Depreciation	**0.2**	-	**0.2**	-
Amortization of other assets	**0.7**	-	**0.9**	-
Change in operating working capital	**(4.2)**	(0.2)	**0.3**	(0.1)
	8.0	12.1	**46.1**	50.1
Investing Activities				
Return of capital from Northern Border Pipeline	**7.8**	6.1	**23.8**	15.2
Return of capital from Tuscarora	**0.5**	-	**1.8**	0.8
Investment in Northern Border Pipeline	**-**	-	**(311.1)**	-
Investment in Tuscarora, net of cash acquired	**(97.2)**	-	**(97.2)**	(0.3)
Increase in cash on consolidation of Tuscarora	**2.6**	-	**2.6**	-
Other assets	**(1.0)**	-	**(1.9)**	-
	(87.3)	6.1	**(382.0)**	15.7
Financing Activities				
Distributions paid	**(11.3)**	(10.8)	**(43.5)**	(43.0)
Long-term debt issued	**397.0**	-	**707.0**	-
Long-term debt repaid	**(309.4)**	(6.5)	**(325.9)**	(23.0)
	76.3	(17.3)	**337.6**	(66.0)
Increase/(Decrease) in Cash and Short-Term Investments	**(3.0)**	0.9	**1.7**	(0.2)
Cash and Short-Term Investments, Beginning of Period	**7.0**	1.4	**2.3**	2.5
Cash and Short-Term Investments, End of Period	**4.0**	2.3	**4.0**	2.3

[1] Northern Border Pipeline Company

As at December 31, 2006 TC PipeLines held a 50 per cent general partner interest in Northern Border Pipeline Company. For the year ended December 31, 2005, and prior to April 5, 2006, TC PipeLines held a 30 per cent general partner interest in Northern Border Pipeline Company. Summarized operating and financial information of Northern Border Pipeline for the three and twelve months ended December 31, 2006 and 2005 and as at December 31, 2006 and 2005 is as follows:

	Three months ended December 31		Twelve months ended December 31	
(unaudited)	**2006**	2005	**2006**	2005
Operating Results				
Gas delivered (million cubic feet)	**195,361**	195,086	**799,301**	807,531
Average throughput (million cubic feet per day)	**2,178**	2,173	**2,246**	2,277
Financial Results (millions of U.S. dollars)				
Operating revenues, net	**79.4**	80.1	**310.9**	321.7
Operating expenses				
Operations and maintenance	**13.6**	10.1	**49.5**	39.5
Depreciation and amortization	**14.7**	14.9	**58.7**	58.1
Taxes other than income	**7.3**	7.9	**31.5**	31.3
Total operating expenses	**35.6**	32.9	**139.7**	128.9
Operating income	**43.8**	47.2	**171.2**	192.8
Interest expense, net	**(10.6)**	(10.7)	**(43.1)**	(42.6)
Other income, net	**0.3**	0.2	**1.8**	2.1
Net income	**33.5**	36.7	**129.9**	152.3
Capital Expenditures (millions of U.S. dollars)				
Maintenance	**3.7**	6.3	**10.4**	18.3
Growth	**0.2**	5.3	**10.5**	10.3
Distributions to Partners (millions of U.S. dollars)	**48.8**	57.0	**178.8**	202.9

Summary Balance Sheet Data (millions of U.S. dollars)	**December 31, 2006 (unaudited)**	December 31, 2005 (unaudited)
Total assets	**1,544.7**	1,604.7
Other current liabilities and reserves and deferred credits	**69.8**	87.8
Long-term debt (including current maturities)	**599.8**	601.9
Partners' capital	**874.1**	912.7
Accumulated other comprehensive income	**1.0**	2.3
Total liabilities and partners' equity	**1,544.7**	1,604.7

[2] Tuscarora Gas Transmission Company

As at December 31, 2006 TC PipeLines owned or controlled a 99 per cent general partner interest in Tuscarora Gas Transmission Company. For the year ended December 31, 2005, and prior to December 18, 2006, TC PipeLines held a 49 per cent general partner interest in Tuscarora Gas Transmission Company. Summarized operating and financial information of Tuscarora for the three and twelve months ended December 31, 2006 and 2005 and as at December 31, 2006 and 2005 is as follows:

	Three months ended December 31		Twelve months ended December 31	
(unaudited)	**2006**	2005	**2006**	2005
Operating Results				
Gas delivered (million cubic feet)	**8,216**	7,954	**28,067**	25,286
Average throughput (million cubic feet per day)	**89**	86	**77**	69
Financial Results (millions of U.S. dollars)				
Operating revenue	**6.9**	8.2	**29.5**	32.3
Operating expenses				
Operations and maintenance	**1.0**	0.9	**3.5**	3.2
Depreciation and amortization	**1.5**	1.6	**6.2**	6.2
Taxes other than income	**0.3**	0.3	**1.2**	1.2
Total operating expenses	**2.8**	2.8	**10.9**	10.6
Operating income	**4.1**	5.4	**18.6**	21.7
Interest expense, net	**(1.4)**	(1.4)	**(5.5)**	(5.8)
Other income	**-**	0.1	**0.2**	0.2
Net income	**2.7**	4.1	**13.3**	16.1
Capital Expenditures (millions of U.S. dollars)				
Maintenance	**0.1**	-	**0.3**	0.2
Growth	**1.3**	-	**1.3**	0.7
Distributions to Partners (millions of U.S. dollars)	**3.2**	4.1	**15.8**	17.0

Summary Balance Sheet Data (millions of U.S. dollars)	**December 31, 2006 (unaudited)**	December 31, 2005 (unaudited)
Total assets	**132.9**	139.8
Other current liabilities and reserves and deferred credits	**2.4**	2.0
Long-term debt (including current maturities)	**71.1**	75.9
Partners' capital	**59.3**	61.8
Accumulated other comprehensive income	**0.1**	0.1
Total liabilities and partners' equity	**132.9**	139.8

[3] Net income per common unit is computed by dividing net income, after deduction of the general partner's allocation, by the number of common and subordinated units outstanding. The general partner's allocation is computed based upon the general partner's two per cent interest plus an amount equal to incentive distributions.

END